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                                                               EXHIBIT 99(a)(12)

             CSFB, DLJ AND THEIR AFFILIATES AGREE TO EXTEND CERTAIN
               FINANCING COMMITMENTS FOR STONE RIVET, INC.'S AND
            ENVIRONMENTAL SYSTEMS PRODUCTS, INC.'S TENDER OFFER FOR
                            ENVIROTEST COMMON STOCK

      EAST GRANBY, Conn., Oct. 12 -- Stone Rivet, Inc. and Environmental Systems Products, Inc. ("ESP") announced today that, in connection with their tender offer for all of the outstanding Class A Common Stock of Envirotest Systems Corp. (AMEX: ENR) at $17.25 per share, Credit Suisse First Boston, Donaldson, Lufkin & Jenrette Securities Corporation and certain of their respective affiliates have agreed to extend from October 9, 1998 until October 13, 1998 the date by which definitive documentation for their purchase of (i) $100 million of Senior Subordinated Notes of Environmental Systems Products Holdings Inc. ("ESPH") and (ii) $100 million of Senior Discount Notes of EnviroSystems Corp., the proposed parent company of ESPH, is required to be agreed in substantially final form pursuant to financing commitments agreed to by the parties on October 1, 1998. Stone Rivet and ESP said the extension is necessary to complete the documentation for the transaction and that the financing commitments of CSFB, DLJ and their respective affiliates remain in place. Stone Rivet's and ESP's tender offer for Envirotest Class A Common Stock is scheduled to expire at 12:00 midnight, Eastern Standard Time, on Tuesday, October 13, 1998, unless extended.

      As of the close of business on October 9, 1998, IBJ Schroder Bank & Trust Company, the depositary, reported that 8,090,512 shares of Class A Common Stock, or approximately 74.4% of the total outstanding shares of Class A Common Stock, had been validly tendered and not withdrawn. Chester Davenport, Chairman of Envirotest, has entered into an agreement to convert shares of Class B Common Stock controlled by him into 623,625 shares of Class A Common Stock, or approximately 5.4% of the then outstanding shares or Class A Common Stock, and tender. Mr. Davenport has also indicated his intention to convert all remaining shares of Class B Common Stock controlled by him into 626,124 shares of Class A Common Stock, representing approximately 5.2% of the then outstanding Class A Common Stock, and tender. This increases the shares of Class A Common Stock tendered and subject to tender as of October 9, 1998 to 9,340,261 of approximately 77.1% of the outstanding shares of Class A Common Stock on a fully diluted basis.

      Stone Rivet and ESP confirm their intention to acquire Envirotest in accordance with the terms of the tender offer.